Exhibit 1.02

PerkinElmer, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

Overview

PerkinElmer, Inc. (“PerkinElmer” or the “Company”) is a leading provider of products, services and solutions to the diagnostics, research, environmental, industrial and laboratory services markets. The Company was founded in 1947 and is headquartered in Waltham, Massachusetts. The Company markets products and services in more than 150 countries, has approximately 7,600 employees, is listed on the New York Stock Exchange under the symbol “PKI” and is a component of the S&P 500 Index. Through its advanced technologies, solutions, and services, PerkinElmer addresses critical issues that help to improve the health and safety of people and their environment.

PerkinElmer reports on its results of operations in two segments, Human Health and Environmental Health. The Human Health segment concentrates on developing diagnostics, tools and applications to help detect diseases earlier and more accurately and to accelerate the discovery and development of critical new therapies. The Human Health segment serves both the diagnostics and research markets. The Environmental Health segment provides products, services and solutions to facilitate the creation of safer food and consumer products, more secure surroundings and efficient energy resources. The Environmental Health segment serves the environmental, industrial and laboratory services markets.

The Company is filing this Conflict Minerals Report pursuant to Rule 13p-1 and Form SD under the Securities Exchange Act of 1934 (the “Rule”), for the reporting period January 1, 2013 through December 31, 2013. The Rule requires companies that report under the Exchange Act to provide disclosures about conflict minerals that are necessary to the functionality or production of products that they manufacture or contract to be manufactured. Conflict minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, certain of their derivatives and other minerals determined by the United States government to be financing conflict in the Democratic Republic of the Congo (DRC) or adjoining countries (the “Covered Countries”).

The Company is filing this Conflict Minerals Report because it is unable to determine, as explained in more detail below, whether certain products that the Company manufactures or contracts to manufacture that contain conflict minerals necessary to the functionality or production of those products originated in a Covered Country or whether those conflict minerals came from recycled or scrap sources. This Conflict Minerals Report will also be made available on the Company’s website, located at http://www.perkinelmer.com, along with the Company’s Statement on Conflict Minerals.

Part I. Due Diligence

Design of Due Diligence

The Company has conducted a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Covered Countries and whether any of the conflict minerals are from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the conflict minerals. In this regard, the Company’s supply chain management team developed a due diligence process that is consistent with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains from Conflict-Affected and High-Risk Areas (Second Edition).

The Company outsources the majority of its manufacturing requirements to third parties. Due to the number and complexity of products manufactured by the Company, at a Tier 1 or ‘direct supplier to the Company’ level the Company has over 2,500 suppliers and purchases items having over 37,000 part numbers. At a Tier 2 or ‘supplier to the Company’s Tier 1 suppliers’ level, the Company has over 20,000 suppliers and over 200,000 part numbers. The Company’s supply chain management team conducted a risk assessment of products manufactured for or on behalf of the Company and determined that conflict minerals are contained in, and are necessary for the functionality or production of, a relatively small percentage of the Company’s products, with electrical components, such as printed circuit board assemblies, being most likely to contain conflict minerals. The Company’s position in the supply chain for these products is significantly removed from conflict mineral mining operations, smelters and raw material distributors. The Company’s supply chain management team determined that conflict minerals are most likely to enter the supply chain for these products via transactions with electrical component manufacturers or distributors, or electrical assembly contract manufacturers.

Due Diligence Measures Performed

For the calendar year 2013, PerkinElmer undertook the following measures in conjunction with its due diligence process in order to determine the source and chain of custody of conflict minerals contained in its products:

•	Analyzed legislation and participated in industry forums to further its understanding of conflict minerals reporting requirements;

•	Determined applicability of regulations to the Company’s products;

•	Developed a corporate Statement on Conflict Minerals that describes the Company’s overall approach to the issue;

•	Developed a “Conflict Minerals Supply Base Review” standard operating procedure;

•	Conducted a risk assessment of the products manufactured for or on behalf of the Company, as well as the components and raw materials required for their production, including an analysis of bills of material for the products performed by the Company’s engineering and operations groups;

•	Facilitated corporate functional support of supply chain due diligence;

•	Initiated a system of controls and transparency over conflict minerals supply chain;

•	Communicated with key suppliers regarding conflict mineral regulations and requirements;

•	Held information exchange and awareness sessions with key internal employees; and

•	Conducted the first phase of the Company’s conflict minerals program with its supply base.

Following the OECD Due Diligence Guidance, PerkinElmer began requesting completed Global e-Sustainability Initiative forms from its major suppliers. As of the end of calendar year 2013, the Company’s two principal direct suppliers of printed circuit board assemblies, the Company’s highest risk product components for conflict minerals content, had received responses from approximately 58% of their suppliers. These responses ranged from “no conflict mineral content” to statements advising that they were not yet able to determine the origins of the applicable conflict minerals. Some smelters that provided information to suppliers advised that they have little to no visibility into the origin of the raw metal.

Future Due Diligence Measures

During calendar year 2014, we will continue to evolve our conflict minerals program based on industry best practice, OECD guidance and other relevant measures. As information becomes more readily available within our supply chain, including through our direct suppliers and their supply base partners, we will update our program accordingly.

Part II. Results of Due Diligence

The Company has identified a relatively small percentage of its products as containing conflict minerals. These are principally analytical instrumentation products that include as components printed circuit board assemblies containing conflict minerals.

PerkinElmer, in the majority of instances, does not design or manufacture these components. It is therefore not in a position to either control or influence the design, supply base or manufacturing of the components containing conflict minerals. Components are purchased through complex distribution channels ending with the direct manufacturer. At this time, information is limited within this supply chain, although our component manufacturers are conducting reasonable country of origin inquiries on their supply bases. Once these inquiries are concluded, information will become more readily available to distribution channels and ultimately PerkinElmer. Information as of the end of calendar year 2013 is, however, inconclusive.

Accordingly, and based on our due diligence measures, we are not able at this time to identify what facilities were used to process the necessary conflict minerals in these products, nor the country of origin of the necessary conflict minerals in these products.

Independent Private Sector Audit

PerkinElmer is not required to obtain an independent private sector audit for 2013.